Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

August 6, 2013

VIA EDGAR TRANSMISSION

Ms. Kim Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turner Funds (the “Trust” or the “Registrant”)
(1933 Act Registration No. 333-00641)
(1940 Act Registration No. 811-07527)

Dear Ms. Browning:

Set forth below are our responses to your comments on Post-Effective Amendment No. 77 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 78 to the Trust’s Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended, regarding the Turner Emerging Markets Fund (the “Fund”) as filed with the Commission on May 23, 2013.

Prospectus

1.                                      Comment:  Confirm that the Registrant’s Board of Trustees has not decided to add a 12b-1 plan for the Fund.

Response:  The Registrant so confirms.

2.                                      Comment:  Confirm that acquired fund fees and expenses caption will not be required.

Response:  The Registrant will add an appropriate acquired fund fees and expenses caption to the fee table in the summary section.

3.                                      Comment:  If short sales are to be a principal strategy, please provide a caption in the fee table showing the expenses from short sales as well as a footnote disclosing expenses of selling short.  The footnote should explain why the fund pays these expenses.  The staff would consider 5% or more to be a principal investment strategy.

Response:  As short sales will not be a principal strategy for the Fund, the Registrant respectfully declines to add the requested caption and footnote.

4.                                      Comment:   Please confirm that all principal strategies and risks are contained in Item 4 or revise Item 4 accordingly.

Response:  The Registrant so confirms.

5.                                      Comment:  In the Fund’s principal strategy, revise the disclosure to indicate what other equity securities are.

Response:  The Registrant will add the following parenthetical after “other equity securities”:  (depositary receipts, American depositary receipts, global depositary receipts, preferred stocks, warrants, rights to acquire common or preferred stocks, and securities convertible into or for common stocks).

6.                                      Comment:  Please do not use the word “including” in describing the use of derivatives.

Response:  The Registrant will revise the above-referenced sentence to read:  The Fund may also invest in financial derivative instruments for efficient portfolio management purposes, in order to obtain access to certain restricted emerging markets, such as India, China or Taiwan.  The Fund may also invest in financial derivative instruments for performance enhancement.

7.                                      Comment:  With respect to the Fund’s investments in derivatives, please acknowledge the observations made in the Commission’s July 2010 letter to Karrie McMillan at the Investment Company Institute (the “ICI”) and conform disclosure accordingly.  If the Fund will use puts and calls, please disclose this.  Disclose the credit limits for counterparties and the percentage limits for any one counterparty.

Response:  The Registrant acknowledges the Commission’s letter and has conformed its derivatives disclosure.  The Registrant will not use puts and calls.  Any counterparty transactions will be less than 5% of the Fund’s portfolio.

8.                                      Comment:  Under “Principal Strategy,” delete “other factors such as” and indicate specifically what will be used to determine an issuer’s economic ties.

Response:  The Registrant will revise this disclosure to read:  “However, the Fund may determine a security is economically tied to a foreign country by looking to the issuer’s country of domicile, where the majority of an issuer’s revenues are generated or where an issuer’s primary exchange is located.”

9.                                      Comment:  Clarify all agencies that will be relied upon in determining whether a country is an emerging market.

Response:  The Registrant will delete “and other similar agencies.”

10.                               Comment:  If the Fund will engage in total return swaps, please refer to release 10666 (4/18/79) and 29776 (8/31/11).

Response:  The Registrant acknowledges the Commission’s guidance in this area, and confirms that the Fund will not engage in total return swaps.

11.                               Comment:  In the fourth paragraph under “Principal Strategy,” clarify that the fund will “sell” rather than “trim” positions.

Response:  The Registrant respectfully declines this comment, as it believes that the use of the word “trim” with regard to a position in a particular stock complies with the “plain English” requirement.

12.                               Comment:  Suggestion — Please add headings to paragraphs in the risk section.

Response:  The Registrant will add headings to the risk section as requested.

13.                               Comment:  Include risk disclosure relating to the capitalization size of companies in which the Fund invests.

Response:  The Registrant will add disclosure on the risks of companies of various capitalization sizes.

14.                               Comment:  Please disclose a risk of its investment in equities (i.e., that common stockholders will be behind preferred.)

Response:  The Registrant will add the requested disclosure.

15.                               Comment:  Please add a sentence at the end of the first paragraph under “Principal Risks” stating that a shareholder can lose all or a substantial portion of the money that they invest in the Fund.

Response:  The Registrant will make the requested change.

16.                               Comment:  Please disclose that the use of derivatives may make the fund more subject to greater volatility than investment in other types of securities, and describe the nexus between the use of derivatives and the risk of investing in the Fund.

Response:  The Registrant will add disclosure regarding the effect of use of derivatives on the risks of the Fund as compared to the risks of investing in other types of securities, and will emphasize that the use of derivatives may make the Fund subject to greater volatility than other types of funds.

17.                               Comment:  Confirm that the heading “Additional Information About Fund Strategies and Risks” represent, sections that deal with principal or non-principal investment strategies.

Response:  The “Additional Information About Fund Strategies and Risks” section expounds and further explains principal risks for the Fund. Non-principal risks have been deleted from this section.

18.                               Comment:  Define the term “IPO” when it is first used.  Confirm whether initial public offerings will be a principal strategy of the Fund.

Response:  The Registrant will define the term “initial public offering” when first used.  As this will not be a principal strategy, initial public offerings will be moved to the statement of additional information for the Fund.

19.                               Comment:  Confirm whether securities lending will be a principal investment strategy for the Fund, and provide the maximum percentage of the Fund’s securities that may be loaned.

Response:  The Registrant confirms that securities lending will not be a principal strategy and will represent less than 5% of the Fund’s portfolio.  The Registrant will move this disclosure to the statement of additional information.

20.                               Comment:  Under “Prior Performance,” clarify the sentence “The table below shows the returns for the Other Accounts (including the Partnership and all substantially similar accounts of the Other Accounts) managed by Turner compared with the MSCI Emerging Markets Index for the periods shown. (i.e., please describe how the “Other Accounts” figure is determined (e.g., whether the “Other Accounts” are based on a dollar-weighted average of all other similar accounts managed by the investment adviser).

Response:  The Registrant will clarify that the “Other Accounts” will be based on a dollar-weighted average of all similar accounts managed by the investment adviser.

21.                               Comment:  Confirm that the incentive fee is included in the calculations for the Other Accounts and delete the “Gross Return” column.

Response:  The Registrant will include the incentive fee, as applicable, for the Other Accounts.  The Registrant respectfully declines to remove the “Gross Return” column, as it illustrates the effect that the fees of the Fund would have on the total return, after incentive allocation, as applicable, of the Other Accounts.

Statement of Additional Information

22.                               Comment:  Confirm that all non-principal investment strategies are included in the Statement of Additional Information.  If principal investment strategies are included in the Statement of Additional Information, confirm that they have been disclosed in the prospectus.

Response:  The Registrant so confirms.

23.                               Comment:  Presentation in the Statement of Additional Information should distinguish between principal and non-principal investment strategies.

Response:  Principal strategies and risks are separated from non-principal strategies and risks in the Prospectus.  With respect to the SAI, however, the Registrant believes that its current disclosure regarding investment policies, permitted investments and risks is adequate and in compliance with all applicable regulations. The Registrant confirms that all principal investment policies and risks are disclosed in the summary section of the prospectus as required by Form N-1A.

24.                               Comment:  Under the heading “Borrowing,” clarify the Fund’s actions if its asset coverage falls below 300 percent.

Response:   The registrant will add the following disclosure at the end of the paragraph under borrowing:

In the event that the Fund’s asset coverage shall fall below 300% of any amounts borrowed, the Fund will, within three business days thereafter (not including Sundays and holidays) or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of the Fund’s borrowings shall be at least 300%.

25.                               Comment: Under “Non Fundamental Policies,” add disclosure on the orderly disposition of illiquid securities in the event over 15% of the Fund’s net assets are invested in illiquid securities.

Response:  The registrant will add the following disclosure to the end of its third non fundamental policy: “If securities that were liquid at the time of purchase subsequently become illiquid and result in a Fund holding illiquid securities in excess of 15% of its net assets, the Fund will no longer purchase additional illiquid securities and may reduce its holdings of illiquid securities in an orderly manner, but it is not required to dispose of illiquid holdings immediately if it is not in the interest of the Fund.”

26.                               Comment:  Confirm whether the Fund will pledge assets to secure borrowings.  If the Fund will do so, disclose any limitation on the amounts of assets pledged to secure borrowings.

Response:  The Registrant does not believe that disclosure of the Funds’ ability to pledge assets in the “Non Fundamental Investment Policies” section is necessary because it has no current line of credit upon which it borrows and Form N-1A does not require the Registrant to disclose non-fundamental policies regarding pledging of assets.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments.  Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Josh Deringer, Esq.
Michael P. Malloy, Esq.